SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 27, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

27 July 2012

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notice of Dividend and AGM Dates

Name of entities:
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

The proposed dates(1) for the 2012 Final Dividend and 2012 Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc are as follows:

2012 Final Dividend

Preliminary Results Announcement and Dividend Declaration:
22 August 2012

Last day to trade on JSE Limited and currency conversion into RAND:
31 August 2012

Ex-Dividend Date (Australian & Johannesburg stock exchanges):
3 September 2012

Ex-Dividend Date (London & New York stock exchanges(2)):
5 September 2012

Record Date (including currency conversion and currency election dates for Australian & London stock exchanges):
7 September 2012

Payment Date:
28 September 2012

Please note that BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 3 and 7 September 2012 (inclusive), nor will transfers between the UK register and the South African register be permitted, between the dates of 31 August and 7 September 2012 (inclusive).

2012 Annual General Meetings (AGM):

The 2012 AGM of BHP Billiton Plc will be held in London on Thursday, 25 October 2012 at 11.00am.

The 2012 AGM of BHP Billiton Limited will be held in Sydney on Thursday, 29 November 2012 at 10.30am.

Jane McAloon
Group Company Secretary

(1) Dates are subject to change.

(2) BHP Billiton Limited and BHP Billiton Plc shares are listed on the NYSE in the form of American Depositary Receipts (ADRs).

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place,
London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : July 27, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary